UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

NEWS RELEASE FROM HARMONY

1 November 2004

Harmony announces arrests in relation to pension fraud

Between the period of 25 June 2001 to 25 July 2002, twenty miners and artisans resigned from Harmony’s Randfontein operations. Harmony and the Mine Pension Fund discovered that the employees had fraudulently claimed retrenchment benefits from the Fund.

Harmony immediately initiated an investigation with the full cooperation of the pension fund and the South African Police Service. Harmony takes a hard line against illegal or fraudulent activity and was pleased that the result of the investigation led to today’s arrests of the gold miner’s former employees.

ENDS

Prepared by:	Beachhead Media & Investor Relations
Jennifer Cohen and Patrick Lawlor 011 214 2400

On behalf of:	Harmony

Further info:	Ferdi Dippenaar
082 807 3684

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 1, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer